

Startup Savant @StartupSavant · Jun 27

Cycle Phones Launches Crowdfunding Campaign for Cloud-Computed Phones: startupsavant.com/news/cycle-pho... @cyclephones





Cycle Phones Launches Crowdfunding Campaign for Cloud-Compute...
Startup company Cycle Phones recently launched a crowdfunding campaign for its cloud computing solution to ditch frequent phone ...
🔗 startupsavant.com

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iHeart Charlene @iheartCharlene · Jun 30



OneLOVECharlene interviews iheartcharlene.com/radio/920-thin... Adam Macdonald, CEO, @cyclephones employs a dedicated server to host a virtual cloud phone that streams using a tiny processor to compute and run all your apps.



Adam Macdonald, CEO, Cycle, A Smarter Smart P...
iheartCharlene.com Instead of using the tiny processor in your phone to do all the computations...
🔗 youtube.com

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CYCLE @cyclephones · Jul 6

Our Investor Panel of Jim Jindrick and David Ma interviewing Adam MacDonald is now live on WeFunder!
Click the link below to watch:
wefunder.com/cyclephones?in...

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 You Retweeted

Alan Jones @Talkfunding · Jul 22

TALKFUNDING TODAY Cycle phones cloud computing phone for consumer
youtu.be/737XW_mqEBl @cyclephones @Wefunder



Cycle phones cloud computing phone for consumer
TALKFUNDING TODAY #37 with the Cycle phones
cloud computing phone for consumer. World's first...
🔗 youtube.com

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 **Entre**  @joinentre · Aug 11

The Crowdfunding Spotlight 💰

In this event, we will be hearing first hand what it is like to host an equity-crowdfunding campaign and learn the ins-and-outs of crowdfunding from Founder & CEO of @cyclephones, Adam MacDonald 📈

Join here 👉 entre.link/Spotlight



THE CROWDFUNDING SPOTLIGHT

7 PM EST WEDNESDAY, AUGUST 11TH

LIVE ON ENTRE

ADAM MACDONALD
FOUNDER & CEO
CYCLE PHONES

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"A COMPLETELY NEW TYPE OF SMARTPHONE"



 cyclephones · Follow  ...

 **cyclephones** We're nearing the halfway mark to our funding goal and it's only been a week! Thank you so much to everyone who has been supporting us 📱☁️

Join the mission to help us end disposable devices!♻️ Link in bio.

8w

 

 Liked by **saritasellschicago** and **7 others**

JUNE 22

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